FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 20, 2006	/s/ Donat Madilo Donat Madilo Treasurer

THIRD NI 43-101 TECHNICAL REPORT,

TWANGIZA PROJECT,

SOUTH KIVU PROVINCE,

DEMOCRATIC REPUBLIC OF THE CONGO.

Michael B. Skead, P. Geo.

Vice President, Exploration

Banro Corporation

November 10, 2006

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

TABLE OF CONTENTS

1.0	SUMMARY	1

2.0	INTRODUCTION	5
	2.1 Scope of Work and Terms of Reference	5

3.0	RELIANCE ON OTHER EXPERTS	6

4.0	PROPERTY DESCRIPTION AND LOCATION	7

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	7

6.0	HISTORY	7

7.0	GEOLOGICAL SETTING	7

8.0	DEPOSIT TYPES	8

9.0	MINERALIZATION	8

10.0	EXPLORATION	8
	10.1 Historical Exploration	8
	10.2 Recent Exploration	8
	10.2.1 Soil Geochemical Programme	9
	10.2.2 Trenching Programme	9
	10.2.3 Prospect Scale Mapping	11
	10.2.3.1 Twangiza	11
	Lithology	11
	Structure	11
	Alteration	12
	10.2.3.2 Lukungurghi Workings	12
	Lithology	12
	Structure	13
	Alteration	13
	10.2.3.3 Kashegeshe Workings	13

i

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

	Lithology	13
	Structure	14
	Alteration	14
	10.2.3.4 Mahona Workings	14
	Lithology	15
	Structure	15

11.0	DRILLING	15
	11.1 Mineralization and Results	17

12.0	SAMPLING METHOD AND APPROACH	21
	12.1 Soil Geochemistry	22
	12.2 Trench, Channel and Grab Samples	23
	12.3 Drill Core Samples	24

13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	25
	13.1 Statement	25
	13.2 Sample Preparation and Analysis	25
	13.3 Quality Control Procedures	26
	13.4 Assessment of Quality Control Data	27

14.0	DATA VERIFICATION	28

15.0	ADJACENT PROPERTIES	29

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	29

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	33

17.1 Approach

17.2 Data Quality

17.3 Density Determinations

17.4 Descriptive Statistics of Assay Data

17.5 Geological Interpretation and Lode Identification

17.6 Wireframing and Block Modelling

17.7 Statistical analysis of the Mineralized Data

17.8 Geostatistical Analysis

33 35 35 38 39 40 41 43

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

	17.9 Grade Estimation 17.10 Topography and Artisanal Excavation Sub-models 17.11 Mineral Resource Reporting 17.12 Mineral Reserve Estimates	43 44 44 46

18.0	OTHER RELEVANT DATA AND INFORMATION: DR CONGO	46

19.0	INTERPRETATION AND CONCLUSIONS	50

20.0	RECOMMENDATIONS	52

21.0	BUDGET	53

22.0	REFERENCES	54

23.0	ACKNOWLEDGEMENTS	54

24.0	DATE AND SIGNATURE PAGE	55

25.0	CERTIFICATE OF QUALIFIED PERSON	56

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

LIST OF FIGURES

Figure 1: Africa Locality Plan	58
Figure 2: Location within the Democratic Republic of Congo	59
Figure 3: Exploration Permit Locations	60
Figure 4: Map of Twangiza Project	61
Figure 5: Geology Plan Map – Twangiza Area Showing Geochemical Grid	62
Figure 6: Soil Geochemistry and Trench Results	63
Figure 7: Stereonet Plot of Poles to Bedding from Twangiza Workings. Equal Angle Projection – (55 Poles)	64
Figure 8: Stereonet Plot of Poles to Bedding from Lukungurhi Workings. Equal Angle Projection – (13 Poles)	64
Figure 9: Stereonet Plot of Poles to Limonite-Quartz Veins from Lukungurhi Workings Equal Angle Projection – (20 Poles)	65
Figure 10: Stereonet Plot of Poles to Bedding from Kashegeshe Workings. Equal Angle Projection – (23 Poles)	65
Figure 11: Stereonet Plot of Poles to Bedding from Muhona Workings. Equal Angle Projection – (8 Poles)	66
Figure 12: Stereonet Plot of Poles to Quartz Veins from Muhona Workings. Equal Angle Projection – (10 Poles)	66
Figure 13: Location Map of Phase I and Phase II Resource Drill Holes	67
Figure 14: Scatter Plot – SGS vs. Genalysis (Au <1.0 g/t)......................................	68
Figure 15: Scatter Plot – SGS vs. Genalysis (Au >1.0 g/t)......................................	68
Figure 16: Performance Chart of Blank Samples..................................................	69
Figure 18: 3D Snapshot of Twangiza Mineralization	70

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

LIST OF TABLES

Table 1: Significant Trench Intersection Received to Date	10
Table 2: Diamod Drill Hole Specifications	16
Table 3: Significant Diamod Drill Hole Intersections	17
Table 4: Field Stastistics	22
Table 5: Relationship Between Core Length and Sample Weight	24
Table 6: Drill Core Sampling Analytical Statistics	25
Table 7: Sequential Leach Procedures Showing Different Gold/Mineral Associations	30
Table 8: Relative Density Determination for Transition Material	36
Table 9: Summary Statistics of Sample Data	38
Table 10: Details of Block Model Dimensions	41
Table 11: Descriptive Statistics of Selected Samples	42
Table 12: Applied High-Grade Capping	42
Table 13: Twangiza Mineral Resource Estimates	45
Table 14: Twangiza Mineral Resource Estimates by Material Type	45
Table 15: Twangiza Project Budget – 2006	53

APPENDICES

Appendix I - Histograms, Log Histogram, Cumulative Frequency Log Probability Graphs

Appendix II - Geostatistical Semi-Variograms and Parameters

Appendix III - Block Model Plans and Sections

v

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

1.0	SUMMARY

The 1,164 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south southeast of Bukavu. The Twangiza Property consists of six exploitation permits which are wholly-owned by Banro Corporation indirectly through a Congolese subsidiary, Twangiza Mining sarl.

The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces. Minière des Grande Lacs (MGL) began exploration for in-situ resources in 1957. Work followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposit. MGL tested the Twangiza deposit through 8,200 metres of trenching and 12,100 metres of adits on seven levels, collecting a total of 17,400 samples. In 1996, Banro Resource Corporation (now Banro Corporation) (hereafter Banro) acquired control of the Twangiza Property and, in the following year, undertook an exploration program of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling that was completed in 1998. Work included 10,490 line kilometres of airborne geophysics, 2,161 surface samples, 1,613 adit samples from 16 adits, 8,577 drill core samples from 9,122 metres of diamond drilling and 162 density tests.

Shortly after the completion of the 1997-1998 Exploration Program, President Laurent D. Kabila issued presidential decrees which caused the expropriation of the Twangiza Property from Banro. Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro’s gold assets. On April 19, 2002, the Government of the DRC signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Twangiza Property under a revived mining convention that expires in 2027.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

The Twangiza deposit is 800 metres long and is located at the hinge of the Twangiza Anticline. It is underlain by mudstone, siltstones and greywackes which have been intruded along bedding planes by mafic and feldspar porphyry sills. Auriferous sulphides (pyrite and arsenopyrite) occur as dissemination and vein gangue in both the sediments and the feldspar porphyry sills. Sulphide content is greatest at the axial plane of the fold as brittle deformation is greatest due to extension forces from the folding.

All fieldwork undertaken during Banro’s 1997-1998 Exploration Program has been determined to be compliant with National Instrument 43-101 (hereafter NI 43-101). The mineral resource study completed in 1998 was updated in April 2003 by CME Consulting Ltd. (“CME”) to conform to the reporting standards of NI 43-101 and to incorporate the removal of the oxide horizon, which had occurred during the intervening period between 1998 and April 2003. The following mineral resource estimates for the Twangiza Property are taken from CME’s technical report dated April 30, 2003 and entitled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo”. These estimates use a 1.0 g/t Au cut-off and cover both oxide and non-oxide material.

2003 Resource Estimate for the Twangiza Deposit

Cutoff Grade Au g/t	Measured (M)		Indicated (I)		M + I		Inferred
	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t	Tonnes	Au g/t
1.0	2,601,000	3.20	27,785,000	1.95	30,386,000	2.06	19,241,000	1.90

After the Congolese authorities gained control of the Twangiza area in mid-September 2005 Banro mobilized a field team in mid-October 2005 and started the exploration programme simultaneously.

The objectives of the current exploration programme are:

•	Elevating the Inferred Resources to the Indicated category;
•	Testing the extensions of the known Twangiza mineralization; and

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	Locating and assessing new mineralized zones.

At the end of October 2006 field work, a total of 275.44 line kilometres of gridding had been completed and 6,589 soil geochemical, 785 trench and 438 chip/channel samples had been collected. In addition, 49 diamond drill holes totaling 11,545.06 m had been completed.

The new mineral resource estimates for the Twangiza Property (see below) indicate good potential for upgrading a significant proportion of the inferred resources to higher confidence resource, associated with the Proterozoic sediments of the Kibaran Metallogenic Province (KMP). The gold mineralization is interpreted to be related to the same suite of intrusions responsible for the widespread Sn and W mineralization in the KMP. This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The sediments at the Twangiza deposit have been folded into a tight upright fold with feldspar porphyry intruding along the limbs of the fold as sills. The feldspar porphyry intrusives appear to have undergone brittle deformation prior to the mineralizing hydrothermal event, most likely when the sediments were folded. Structures and mineralized hydrothermal fluids are believed to have exploited the contact between the feldspar porphyry intrusives and sediments.

The upright tightly folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern. The Twangiza deposit is believed to represent a domal feature as mineralization appears to plunge both to the north and south.

The mineralization controls are interpreted to be:

•	Lithological, with the brittle and more chemically reactive feldspar porphyry intrusives hosting the majority of the mineralization. Mineralization is hosted in the sediments but to a lesser extent.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•

Folding in that the intrusives appear to have been emplaced prior to the folding as they themselves are folded. The folding has resulted in brittle deformation of the intrusives which has resulted in a favourable plumbing system.

•	Shearing, with the contact between the sediments and intrusives being sheared resulting in favourable fluid path.

By October 2006, soil geochemistry and trenching during the current exploration programme have indicated a significant extension, of at least 3,200 metres, of the known Twangiza deposit. Geological mapping of trenches and artisanal workings indicate that the geological setting and controls of mineralization are the same as those of the known Twangiza deposit.

The updated mineral resource estimates for the Twangiza Property (the effective date of which are September 27, 2006) are listed in the table below and cover both oxide and non-oxide material. This update, which uses a 1.0 g/t Au cut-off, results from the recent trenching and drilling programme undertaken by Banro from February to July 2006.

September 2006 Resource Estimates for the Twangiza Deposit

Category	Tonnes	Grade (g/t Au)	Au (Kg)	Au (Ounces)
Measured	4,803,000	3.50	16,795,890	540,000
Indicated	16,794,000	2.75	46,157,594	1,484,000
Measured & Indicated	21,597,000	2.92	62,953,484	2,024,000
Inferred	62,338,000	1.93	120,619,373	3,878,000

The estimates for the Measured and Indicated Mineral Resources (M&I) compare well with CME’s 2003 estimates as follows:

In-house	21.60 Mt at a mean grade of 2.92 g/t
CME (2003)	30.39 Mt at a mean grade of 2.06 g/t

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

In general, the In-house M&I estimates compare well in terms of contained gold with the 2003 CME estimates, but average grade is higher at lower tonnage than the CME estimates. This is a function of the improved geological knowledge, increase data density from recent infill drilling and the tighter 3D solid modelling. In particular, the use of the oxide-transition surfaces as hard boundaries during grade interpolation have further constrained the block grades estimated for these zones.

The field exploration work undertaken from mid-October 2005 to date is compliant with NI 43–101. The above updated Mineral Resource Estimates conform to the reporting standards of NI 43–101.

It is recommended that the exploration programme for the rest of 2006 should focus on the following:

•	Continue with the soil sampling programme to define extensions of known mineralization as well as areas of new mineralization.
•	Diamond drilling to test soil geochemical anomalies in order to generate additional Inferred Resources.
•	Diamond drilling to upgrade Inferred Resources to the Indicated category.
•	Completion of a scoping study to provide preliminary indications of the economic viability of the project.
•	Detailed metallurgical studies, especially in the transition and fresh rocks.
•	Continuation of regional exploration elsewhere in the Twangiza project area, through the use of remote sensing, stream sediment sampling and soil geochemistry.

2.0 INTRODUCTION

2.1 Scope of Work and Terms of Reference

This technical report represents a review of the Twangiza Property located in the South Kivu Province, Democratic Republic of the Congo. This report has been prepared by Banro in order to comply with the requirements of NI 43-101 following the issuance by Banro of

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

a press release dated September 28, 2006 announcing updated mineral resource estimates for the Twangiza Property. This report is intended to conform to Form 43-101F1.

No exploration work was carried out on the Twangiza Property between 1998 and October 2005.

In October 2005 a field camp was established and a gridding and soil geochemical programme, mapping of artisanal workings and trenching programme was initiated. In February 2006 a helicopter supported diamond drilling programme involving two portable P3 and P4 rigs was initiated.

Certain of the information in this report was obtained from historical data as compiled in the technical report of CME Consulting Ltd. dated April 30, 2003 and entitled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo” (hereafter the 2003 CME Report).

The “qualified person” (as such term is defined in NI 43-101) responsible for the preparation of this report is Michael B. Skead, P. Geo., Vice President, Exploration of Banro. Mr. Skead has visited the Twangiza Property on many occasions commencing in October 2005 (with the most recent visit on October 24 - 25, 2006) and reviewed the technical data at month end technical meetings. The exploration results disclosed in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by Banro’s geological staff based in Bukavu, Democratic Republic of the Congo under the supervision of Mr. Skead.

3.0	RELIANCE ON OTHER EXPERTS

Not applicable.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

4.0	PROPERTY DESCRIPTION AND LOCATION

The 1,164 square kilometre Twangiza Property is made up of six exploitation permits and is located in the South Kivu Province of the Democratic Republic of the Congo (“DRC”), 35 kilometres west of the Burundi border and 45 kilometres to the south of Bukavu (Figures 1, 2, 3 & 4).

Additional information regarding the Twangiza Property with respect to property description and location is set out in the technical report of Michael B. Skead dated March 30, 2006 and entitled “NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” (the “March 2006 Technical Report”). A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information regarding accessibility, climate, local resources, infrastructure and physiography is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

6.0	HISTORY

History of past exploration activity on the Twangiza Property is set out in the 2003 CME Report. A copy of the 2003 CME Report can be obtained from SEDAR at www.sedar.com.

7.0	GEOLOGICAL SETTING

Information regarding geology is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

8.0	DEPOSIT TYPES

Information regarding mineral deposit types is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

9.0	MINERALIZATION

Information regarding mineralization is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

10.0	EXPLORATION

The exploration on the Twangiza Property has been divided into historical exploration and that carried out in late 2005 to October 2006.

10.1	Historical Exploration

Historical exploration on the Twangiza Property is set out in the March 2006 Technical Report. A copy of the March 2006 Technical Report can be obtained from SEDAR at www.sedar.com.

10.2	Recent Exploration (October 2005 – October 2006)

Banro recently resumed its exploration programme at Twangiza after the Congolese government had established control and authority in the area in mid-September 2005.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

10.2.1	Soil Geochemical Programme

A soil geochemical programme has been designed to test the immediate northern, eastern, western and southern extension of the known Twangiza resource. The 7 km soil geochemical grid has its base line orientated along the hinge of the anticline at 350° (Figure 5).

Gold-in-soil geochemical results have outlined a strong, +100 ppb Au, soil anomaly to the immediate north of the known Twangiza resource (Figure 6). This anomaly is approximately 800 metres long and 450 metres wide (Figure 6). The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings.

A 1.5 km long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings (Figure 6).

These gold-in-soil geochemical anomalies occur in areas where there has been no previous artisanal activity and are virgin discoveries to the north of the known Twangiza resource.

10.2.2	Trenching Programme

A trenching programme was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralization on the northern extension of the Twangiza deposit, as well as the southern and northern extensions of the Lukungurhi workings (Figure 6).

Trenches TWT1, TWT 2 and TWT 3 are located 80 m, 400 m and 620 m respectively north of the baseline origin and are oriented at 080° (Figure 6).

The lithological units encountered in the trenches are mudstone, siltstone and thin bands of black shale (often interbedded), which have been intruded mainly by feldspar porphyry sills. Thin bands of mafic porphyry sills do occur in contact with the feldspar porphyry units.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

All lithologies are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries where mineralized. Kaolinite is the dominant weathering product in the feldspar porphyries.

Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. Parallel limonite–quartz veins are very common mostly within the porphyries and where they occur within the sediments are parallel to bedding. In a few instances limonite-quartz veins do cross cut bedding.

Sampling was done lithologically by floor channelling with the maximum sample length being 1 m and 0.3 m minimum length.

A total of 785 trench channel samples were collected from 1,159 m of trenching (Table 4). Significant trench results received to date, include 33.7m @ 5.15 g/t Au, 10m @ 16.06 g/t Au and 16m @ 3.14 g/t Au among others. The detailed trench intersections are summarised in Table 1.

Table 1. Significant Trench Intersections Received to Date

Trench No.	Interval			Grade (g/t)
	From (m)	To (m)	Length (m)
TWT1	15.5	22.5	7.0	1.16
TWT1	37.3	71.0	33.7	5.15
TWT1	82.0	93.0	11.0	5.97
TWT1	109.0	125.0	16.0	1.60
TWT2	52.0	62.0	10.0	2.51
TWT2	69.6	73.0	3.4	2.00
TWT5	0.0	4.0	4.0	3.50
TWT5	10.0	26.0	16.0	3.14
TWT3	11.0	17.0	6.0	1.53
TWT3	140.0	141.8	1.8	2.47
TWT3	146.0	154.0	8.0	1.50
TWT4	19.5	29.5	10.0	16.00

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

10.2.3	Prospect Scale Mapping

10.2.3.1 Twangiza

Lithology

The main rock units mapped here are interbedded mudstone, siltstone and black shale, which have been intruded along bedding planes by feldspar porphyry and mafic porphyry sills with the former dominating the latter. Extensive parallel and few cross cutting limonite-quartz veins do occur within feldspar the feldspar porphyry sills. Within the sedimentary package, the limonite-quartz veins are often parallel to bedding with occasional cross cutting ones.

Structure

Structural mapping at the Twangiza deposit (workings, trenches and road cuts) reveal the following structural interpretation as shown in Figure 7:

•	Bedding in the Twangiza workings (Mbwega pit) strikes dominantly NW-SE (plane 1 of Fig. 12) at 125°/57°NE.
•	The intersection of bedding planes 2 and 3 indicate an anticlinal fold axis plunging 37° @ 120°.
•	Few quartz veins measured from the workings are either oblique or cross cut bedding with a NW and EW trend.

Mapping is on going and the above interpretation will be updated as and when more structural information is gathered.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Alteration

The lithologies at surface are intensely weathered with kaolinite the dominant weathering product in the feldspar intrusives. Limonite after sulphides occurs where quartz veining occurs.

Hydrothermal alteration in the form of silicification is often observed at contacts between sediments and intrusives. These contacts are often salvaged with limonite where porphyries are rich in albite. This is evident from trench TWT 1.

10.2.3.2	Lukungurhi Workings

The Lukungurhi artisanal working is located approximately 1.5 kilometres north of the Twangiza deposit and measures about 600 metres in strike length and on average 70 metres wide. The axis of the workings is orientated at 350° (Figures 5 and 6).

Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were planned and excavated to test the continuity of the Lukungurhi mineralization (Figure 6).

Lithology

The main rock units mapped in of this working and from trench exposures are interbedded mudstone, siltstone and graphitic or black shale, which have been intruded along bedding planes by feldspar and mafic porphyry sills. In the artisanal pits, the mafic porphyries are often found in distinct contact with feldspar porphyry units but sometimes the contact is transitional (observations from trenches). The porphyries are mainly characterised by a sequence of parallel limonite-quartz veins and veinlets. However, few cross cutting limonite-quartz veins forming a storkwork do occur.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Structure

Structural mapping from trenches and artisanal workings reveal the following structural features (Figures 8 and 9):

•	Bedding is dominantly N-S at 178°/42°W as indicated by plane 1 (Figure 8),
•	Limonite-quartz veins within the porphyries have a dominantly E-W orientation of 080° /71° strike dip right as indicated by plane 1 (Figure 9).

Alteration

Kaolinite is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Limonite occurs after pyrite where quartz veining is observed.

Silicification is often observed at contacts between sediments and porphyries. This is evident from trenches TWT 3 and TWT 4.

10.2.3.3	Kashegeshe Workings

The Kashegeshe working is located about 800 metres to the north of the Lukungurhi workings (Figures 5 and 6). The workings are approximately 350 metres long and on average 50 metres wide and have a long axis orientation of 350° azimuth.

Geological/structural mapping as well as rock chip/channel sampling was carried out during 2005. A total 12 samples comprising 2 rock channel and 10 rock-chip were collected for Au analysis.

Lithology

Interbedded mudstone, siltstone and thin bands of graphitic or black shale have been intruded along bedding planes by the feldspar porphyry, form the main lithological units.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

The mafic porphyry unit is absent in the main workings but has been observed in outcrop in a stream close to the workings.

Parallel limonite-quartz veins are very common within the feldspar porphyry with occasional cross cutting ones.

Structure

Structural mapping from this working reveals the following structural features (Figure 10):

•	Bedding has a NNW-SSE orientation as indicated by planes 1, 2 and 3. The dominant orientation is 164°/81°SW (Plane 1),
•	The linear feature resulting from the intersection of the three planes indicate an anticlinal fold axis (the northern plunge of the Twangiza Anticline) plunging 22° @ 343°.

Further structural information will be obtained from trenches and drainage outcrops within the area to firm up this interpretation.

Alteration

Alteration and weathering as described in section 10.2.3.2 above.

10.2.3.4	Mahona Workings

The Muhona artisanal working is located on the east limb of the Twangiza Anticline approximately 1 kilometre north east of the Twangiza deposit (Figures 5 and 6). The workings are approximately 70 metres long 50 metres wide.

An adit is currently being driven by the artisanal miners within the sedimentary package, which is intercalated with brecciated quartz zones. Geological/structural mapping as well as rock chip/channel sampling was carried out during November and December 2005. A

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

total of 22 samples comprising 15 rock channel and 7 rock-chip samples of porphyries and quartz veins were collected from this workings for Au analysis.

Lithology

This working is characterised by a series of smoky ferruginous quartz veins (varying from 0.015 m to 1 m in width) in shale and mudstones. Abundant fragments of quartz are pilled up in the artisanal pit. Outcrops of mafic porphyry in contact with mudstone and black shale were mapped in the Muhona River upstream and to the west of the workings. An adit currently being driven by the local artisans is in a brecciated ferruginous quartz vein system hosted in an interbedded mudstone – shale sedimentary package .

Structure

Structural information from the Muhona drainage and workings reveal the following structural features (Figures 11 and 12),

•	Bedding is NNE-SSW with a dominant trend of 196°/72°NNW.
•	Quartz veins trend NE-SW with a dominant orientation of 046°/50°SE.

11.0	DRILLING

Previous diamond drilling on the Twangiza Property is described in full in the 2003 CME report. A copy of the 2003 CME report can be obtained from SEDAR at www.sedar.com.

The aim of the recent drilling is to convert the remaining Inferred Resources into Indicated and Measured categories and to identify additional Inferred Resources. A total of 11,545.06 metres of PQ, HQ and NQ diamond drilling in 49 holes was completed between February and October 2006 (Figure 13). Drilling tested the 800 metre long zone of mineralization within the hinge of the Twangiza Anticline and soil geochemical anomalies to the north. A total of 27 resource holes, drilled in two phases, at 80 m centres have been completed (Figure 13). These holes have been drilled perpendicular to the axial plane of the anticline and are in-fill holes to the drilling done in 1997/98. A total of 22 exploration holes were drilled to test the geochemical anomaly to the north of the main Mbwega deposit.

Due to technical problems (caving in the hole) TDD003 was stopped at 31.32 m when intensely broken ground was encountered resulting in poor recovery.

An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing two portable P3 and P4 drill rigs with a maximum depth capability of 600 metres.

All drill holes collars were surveyed with Real time DGPS equipment. Drill holes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and inclination.

Diamond drill holes specifications completed between February and October 2006 are outlined in Table 2. A borehole trace plan of drill holes is shown in Figure 13.

Table 2: Diamond Drill Hole Specifications

BHID	EASTING	NORTHING	ELEVATION	DEPTH	INCLINATION	AZIMUTH
	(UTM)	(UTM)	(m)	(m)	(O)	(O)
TDD001	693421.60	9682812.53	2350.63	180.00	51	70
TDD002	693456.74	9682741.62	2347.18	178.92	51	70
TDD003	693464.66	9682662.27	2319.19	31.32	51	70
TDD004	693464.34	9682662.13	2319.16	212.03	56	70
TDD005	693561.26	9682785.62	2315.08	226.97	55	260
TDD006	693433.81	9682566.49	2261.62	255.14	51	70
TDD007	693633.63	9682795.87	2282.70	174.68	55	260
TDD008	693463.86	9682489.78	2233.63	283.79	50	70
TDD009	693512.02	9682420.46	2243.13	256.09	50	70
TDD010	693704.49	9682805.40	2248.86	160.05	55	260
TDD011	693531.52	9682928.36	2263.36	201.68	55	260
TDD012	693393.33	9682915.95	2332.46	172.78	55	80
TDD013	693327.65	9683065.80	2313.86	174.68	55	80
TDD014	693340.03	9682746.27	2292.40	222.14	55	80
TDD015	693373.10	9683231.68	2282.01	149.61	55	80
TDD016	693292.92	9683222.85	2279.46	160.09	55	80

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

TDD017	693457.96	9683412.74	2256.24	203.33	55	260
TDD018	693535.11	9683420.90	2228.16	160.88	55	260
TDD019	693643.55	9683439.64	2191.47	149.13	55	260
TDD020	693534.48	9682276.85	2228.66	303.12	51	70
TDD021	693224.39	9683206.59	2245.70	162.63	55	80
TDD022	693024.34	9683575.83	2173.92	189.63	55	80
TDD023	693636.06	9682133.45	2206.54	212.99	50	70
TDD024	692822.62	9683300.03	2187.76	174.61	55	80
TDD025	693571.53	9683257.96	2222.15	162.68	55	260
TDD026	693579.57	9682197.98	2199.29	225.45	50	70
TDD027	693507.75	9683082.60	2236.27	168.72	55	260
TDD028	693608.57	9682949.41	2248.90	159.80	55	260
TDD029	693664.80	9682046.53	2207.79	197.33	50	70
TDD030	693827.28	9682979.51	2160.29	178.70	55	260
TDD031	693672.32	9681983.30	2231.84	304.67	50	70
TDD032	692956.93	9683123.49	2198.90	188.18	55	80
TDD033	693703.98	9681902.93	2209.01	200.00	50	70
TDD034	693524.45	9682364.15	2258.97	310.98	50	70
TDD035	693622.00	9681994.06	2210.44	313.12	50	70
TDD036	693534.46	9682224.80	2195.73	321.41	50	70
TDD037	693448.39	9682287.60	2212.69	416.18	50	70
TDD038	693537.20	9682144.62	2176.16	307.78	50	70
TDD039	693456.22	9682339.33	2208.70	456.72	51	70
TDD040	693590.12	9682071.86	2196.22	309.63	50	70

11.1	Mineralization and Results

Tables 3 present significant intersections from the diamond drilling program. Individual sample grades were not capped and intercepts are down-hole lengths as such composite results are presented over core length and true widths.

Table 3: Significant Diamond Drill Intersections

BH No.	Interval			True Width	Grade	% Core Recovery
	From (m)	To (m)	Length (m)	(m)	(g/t Au)	Intersection
TDD001	39.45	49.81	10.36	8.08	3.12	67
	59	62.62	3.62	2.82	3.4	80
	79.64	93.84	14.2	11.08	1.03	54
TDD002	0	17.95	17.95	14.00	2.97	71
	36	42.35	6.35	4.95	4.67	84
	61.7	81.27	19.57	15.26	1.12	71
	86.74	102.11	15.37	11.99	2.31	84

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

BH No.	Interval			True Width	Grade	% Core Recovery
TDD003	0	31.32	31.32	24.43	2.59	77
	Including:
	1	14.4	13.4	10.45	4.09	79
TDD004	0	48.46	48.46	37.80	1.84	93
	Including:
	0	12.93	12.93	10.09	4.13	83
	100.7	104.67	3.97	3.10	1.19	100
TDD005	10.1	21.46	11.36	8.86	0.88	81
	30.22	33.22	3	2.34	4.58	97
	98.87	114.54	15.67	12.22	0.97	99
	148.65	158.14	9.49	7.40	0.71	94
	169.93	180.54	10.61	8.28	1.27	100
TDD006	13.5	16.36	2.86	2.23	4.85	100
	28.3	34.35	6.05	4.72	1.78	97
	118	147.1	29.1	22.70	1.41	100
	153.68	163.15	9.47	7.39	2.74	100
	Including:
	153.68	154.7	1.02	0.80	8.02	100
	157.55	160.3	2.75	2.15	5.72	100
	172.43	180.98	8.55	6.67	1.5	100
TDD007	12.57	18.08	5.51	4.30	2.1	97
TDD008	0	21.55	21.55	16.81	5	94
	30.32	40.1	9.78	7.63	2.41	100
	57.43	62.42	4.99	3.89	2.42	100
	82.72	84.83	2.11	1.65	2.99	100
	94.97	188.07	93.1	72.62	1.62	98
	Including:
	152.99	181.31	28.32	22.09	2.14	99
	218.71	222.35	3.64	2.84	3.17	100
	235.55	237.51	1.96	1.53	3.17	100
	253.52	254.52	1	0.78	9.94	100
	274.32	276.32	2	1.56	3.12	100
TDD009	5.86	11.14	5.28	4.12	1.56	87
	23.48	48.4	24.92	19.44	2.68	65
	Including:
	33.9	38.64	4.74	3.70	5.28	55
	60.84	69.23	8.39	6.54	1.93	100
	134.55	135.55	1	0.78	4.31	100
	138.9	139.9	1	0.78	6.03	100
	151.14	153.57	2.43	1.90	1.56	100
	157.75	168	10.25	8.00	1.24	100
	199.97	203.97	4	3.12	3.72	100
	219.04	223.21	4.17	3.25	1.18	100
	240.98	250.24	9.26	7.22	5.24	58
TDD010	0	6.55	6.55	5.11	0.62	83

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

BH No.	Interval			True Width	Grade	% Core Recovery
TDD011	33.8	34.34	0.54	0.42	1.05	100
TDD012	33.95	37	3.05	2.38	1.41	57
	169.52	170.52	1	0.78	1.1	100
TDD013	4.5	12.58	8.08	6.30	1.59	77
	17.68	24.7	7.02	5.48	0.73	91
	48.03	54.75	6.72	5.24	2.34	77
	73.27	80.86	7.59	5.92	1.21	74
TDD014	49	54.29	5.29	4.13	0.81	97
	56.53	60.07	3.54	2.76	0.86	100
	63.72	70.98	7.26	5.66	0.9	98
TDD015	3.5	11.88	8.38	6.54	3.27	82
	92	104.35	12.35	9.63	0.86	81
TDD016	40	48.5	8.5	6.63	2.51	97
TDD019	70.6	71.6	1	0.78	51	100
	75.6	76.6	1	0.78	3.25	99
TDD020	0	61.67	61.67	48.10	4.79	83
	68.5	71.55	3.05	2.38	1.52	100
	108.87	114.98	6.11	4.77	0.81	97
	126.91	128.91	2	1.56	1.61	100
	132.65	158.6	25.95	20.24	1.64	99
	166.94	173.66	6.72	5.24	2.68	100
	187.71	206.77	19.06	14.87	2.37	99
	219.59	221.2	1.61	1.26	2.25	100
TDD021	19.1	21.36	2.26	1.76	1.91	100
	76.98	90.54	13.56	10.58	3.72	77
TDD022	26.35	27.35	1	0.78	1.34	100
	92.16	93	0.84	0.66	1.21	100
	122.21	124	1.79	1.40	0.93	100
TDD023	0	211.2	211.2	164.74	2.17	87
	Including:
	23.96	29.25	5.29	4.13	11.01	45
	49.35	54.92	5.57	4.34	5.66	71
	105.28	110.67	5.39	4.20	9.27	80
	119.25	123.51	4.26	3.32	5.73	78
	170.45	173.54	3.09	2.41	4.16	97
TDD024	90.97	94.14	3.17	2.47	2.45	91
	115.24	116.06	0.82	0.64	1.88	100
TDD026	0	197.8	197.8	154.28	2.05	88
	Including:
	41.02	70.72	29.7	23.17	7.12	77
	100.3	104.52	4.22	3.29	4.22	100
	187.24	192.52	5.28	4.12	4.92	100
TDD027	25.56	27.21	1.65	1.29	2.28	96
	34.96	39.96	5	3.90	0.86	100

BH No.	Interval			True Width	Grade	% Core Recovery
TDD028	0	23.8	23.8	18.56	1.79	99
	Including:
	8.36	21.67	13.31	10.38	2.8	99
	34.12	35.2	1.08	0.84	1.19	93
	79.15	83.75	4.6	3.59	1.35	96
TDD029	0	40	40	31.20	1.48	96
	87.91	94.05	7.14	5.57	0.81	97
	122.32	131.51	9.19	7.17	0.74	91
	145.89	151.89	6	4.68	0.81	95
	184.24	185.24	1	0.78	2.45	100
TDD030	0	5.73	5.73	4.47	0.76	98
TDD031	44.23	47.74	3.51	2.74	1.08	99
	238.5	239.44	0.94	0.73	0.99	100
	280.94	283.93	2.99	2.33	0.77	100
TDD032	8.86	12.92	4.06	3.17	2.22	90
	39.08	42.16	3.08	2.40	1.04	97
	60.31	63.45	3.14	2.45	0.61	100
	91.41	92.41	1	0.78	1.06	100
TDD033	13	48.53	34.91	27.23	0.58	93
TDD034	0.00	28.73	28.73	22.42	1.98	75
	72.72	87.27	14.55	11.35	0.98	100
	151.87	174.47	22.60	17.63	2.26	100
	180.08	195.17	15.09	11.77	1.64	99

TDD035	54.92	57.43	2.51	1.76	1.78	91
	63.02	76.92	13.90	10.85	1.10	88
	174.10	192.14	18.04	14.07	0.86	99
	202.06	219.31	17.25	13.46	0.94	95
	225.46	237.40	11.94	9.31	1.36	94

TDD036	0.00	88.67	88.67	69.16	1.91	88
	103.34	108.63	5.29	4.12	1.99	99
	118.46	125.81	7.35	5.73	1.23	96
	129.83	141.80	11.97	9.34	1.31	100
	148.69	159.00	10.31	8.04	1.02	100
	162.30	167.32	5.02	3.91	3.69	100
	172.97	188.34	15.37	11.99	1.39	98
	205.75	225.99	20.24	15.79	1.34	100
	231.08	241.50	10.42	8.13	1.73	100

TDD037	92.00	99.72	7.72	6.02	1.79	100
	150.80	237.40	86.60	67.55	2.01	99
	247.40	250.83	3.43	2.68	2.06	99

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

BH No.	Interval			True Width	Grade	% Core Recovery
	272.20	276.70	4.50	3.51	1.09	100
	282.50	287.00	4.50	3.51	1.82	100
	295.00	314.75	19.75	15.4	1.67	100
	337.31	341.31	4.00	3.12	3.27	100
	351.30	353.84	2.54	1.98	2.82	100
	387.96	391.14	3.18	2.48	1.15	95

TDD038	21.87	27.00	5.13	4.00	1.81	98
	29.00	125.22	96.22	75.05	2.33	94
	146.07	161.46	15.39	12.00	2.40	100
	198.43	211.50	13.07	10.19	6.31	99
	218.33	226.52	8.19	6.39	2.12	100
	232.00	239.36	7.36	5.74	2.11	100
	258.15	277.17	19.02	14.83	2.25	88

TDD039	3.30	9.93	6.63	5.17	0.98	79
	91.30	121.35	30.05	23.44	2.06	100
	129.67	192.46	62.79	48.98	2.01	99
	201.77	208.77	7.00	5.46	1.39	100

TDD040	25.30	31.65	6.35	4.95	5.31	98
	49.87	78.86	28.99	22.61	2.19	90
	99.87	223.26	123.39	96.24	3.01	98
	Including;
	116.78	152.47	35.69	28.61	6.08	98

All samples from drill holes TDD017, TDD018 and TDD025 returned no significant results.

12.0	SAMPLING METHOD AND APPROACH

The information in this section of the report relates to Banro’s current exploration programme at Twangiza.

12.1	Soil Geochemistry

The baseline origin for the soil geochemical grid was pegged at UTM coordinate of 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E (Figure 5). The soil geochemical grid was initially surveyed using compass, tape and ranging rod method. All sample points are peg with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points are subsequently surveyed in using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system.

The base line is 7 kilometres long and orientated at 350° (Figure 5). Cross-lines are spaced at 80 metres intervals and are 2 kilometres long (Figure 5). Soil geochemical samples are taken at 40 metre intervals along cross-lines.

At the end of October 2006 field work, a total of 275.44 line kilometres had been cut and a total of 6,589 soil geochemical samples collected and sent for analysis (Table 4). The soil geochemical grid was surveyed using differential GPS.

Table 4: Field Statistics - Oct. 2005 to Oct. 2006

Period	Gridding	Trench	Drilling		Samples
	(km)	(m)	Holes	(m)	Soil	Rock	HS	Petrography		Trench	Drilling
						CC		Thin	Polished
Oct. 05 – Oct. 06	275.44	1,159	49	11,545.06	6,589	438	25	43	8	785	10,613

CC = Channel/Chip; HS = Hand Specimen

Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-ordinates of each sample location, depth, colour, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standard formats. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

the sample number and grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants.

The sample books are designed so that five (5) random numbers (i.e. five pages) per fifty (50) numbers have been removed from the books. This is done to ensure that standards and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily activities.

The soil samples are shipped to the Banro sample preparation facility in Bukavu, DRC. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples of approximately 150 g each are shipped in batches to either SGS in Mwanza, Tanzania or ALS Chemex in Johannesburg, South Africa, and, for referee purposes, to Genalysis in Perth, Australia, with DHL.

12.2	Trench, Channel and Grab Samples

Trench sampling is carried out by channelling a sample along the trench of the floor. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep. Sampling is carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter by meter basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights are recorded and vary between 3 kilogram and 6 kilogram. Channel sample methodology is similar to that described for trenches above.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

A total of 1,159 metres of trenches had been excavated by October 2006 and 785 trench samples collected (Table 4).

Sample tickets and the paper trail of sample movement are as described in section 12.1.

12.3	Drill Core Samples

The entire length of each drill hole was sampled, resulting in the collection of 10,613 samples from 11,545.06 metres of drill core (Table 4). All sampling is carried out “geologically” i.e. sample intervals are determined by geological features, and not done simply on a meter by meter basis.

In homogeneous rock, the maximum sample interval is 1 m. The minimum sample interval is 0.3 m. As shown in Table 5, 0.3 m of split HQ core provides approximately 1.29 kg of material for analysis.

Table 5: Relationship between core length and sample weight

Sample Length (HQ Core)	Weight of Sample*
1.00 m	4.30 kg
0.50 m	2.15 kg
0.30 m	1.29 kg

*Assumes 2 mm loss on cutting, and a RD of 2.7

Veins, altered zones, or distinct geological units are sampled so that the contacts are a standard 2 cm within the sample boundaries.

Samples were cut at site and shipped to the Bukavu sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 g fire assay. Analytical statistics for gold in drill core used in the resource upgrade is presented in Table 6.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Table 6: Drill Core Sampling Analytical Statistics

No. of Samples	Gold (g/t)
	Minimum	Maximum	Mean	Std. Dev.
8,106	0.005	122.00	0.53	2.21

13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1	Statement

Banro runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. The facility was built by ALS Chemex – Johannesburg. ALS Chemex management have been to site to train staff and commission the facility.

13.2	Sample Preparation and Analysis

ALS Chemex - Johannesburg is the primary laboratory and SGS Mwanza, Tanzania serves as the umpire laboratory. Both ALS Chemex and SGS are internationally (NATA) accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

The in-house samples preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits conducted by ALS Chemex and SGS - Mwanza personnel (once every quarter) and SRK consultants. The in-house sample preparation facility comprises an electric oven, a jaw crusher, two disc pulverisers and an air compressor all assembled in ‘40 footer’ steel container.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crusher, all adit, trench and drill core samples are crushed to 70% passing 2 mm screen. The crushed sample is split using a riffle splitter to produce between 800-

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

1,500g of material which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample to 85% passing 75 microns screen. Soil geochemical samples are oven dried and sieved to -2 mm before being pulverised. An average of a 150 g split of the pulp is shipped to either SGS in Mwanza, Tanzania or ALS Chemex in Johannesburg, South Africa for analysis, and, for referee purposes, to Genalysis in Perth, Australia. An average of 200 samples is prepared each day from the in-house facility.

The Crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is complemented with the use of compressed air system after each sample. The preparation of soil samples is independently carried out to avoid possible contamination from the higher grade trench, adit or core samples.

The in-house laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time.

The in-house sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems – management requirements). All sections of the laboratory comply with the quality assurance procedures.

Analysis for gold is by conventional fire assay using 50 g charge with atomic adsorption spectrography (AAS) finish.

13.3	Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particles size and percentage passing of the crushed and pulverized material.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

To provide a measure of accuracy, precision and confidence, a range of international reference materials and blanks are routinely (10%) but randomly inserted to each batch of samples. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are purchased from Rocklabs Limited, New Zealand and Geostats Pty Limited, Australia.

13.4	Assessment of Quality Control Data

Statistical assessment of the quality control data using the facilities in the Rocklabs QC package has been completed. The precision and accuracy of the assay data are within acceptable limits. The following comments are made as a result of the assessment:

•

Assessment of the primary analytical laboratory internal duplicates show excellent precision with very high correlation coefficient (0.995), indicating that there is no significant coarse gold component in the sample and that Genalysis is producing assays of high quality (Figure 14).

•	Statistical comparison of the umpire laboratory check against the primary laboratory results indicated that there is no evidence of bias between SGS and Genalysis (Figure 14 and 15).
•	Assessment of the results of the blanks inserted shows that these are within acceptable limits, and that there is no evidence of contamination due to sample preparation (Figure 16).
•

Statistical analyses of both the inserted in-house standard reference material and the analytical laboratories own internal reference material, indicates a low coefficient of variation with excellent precision and accuracy. In general the low coefficient of variation suggests that there is no major control problems encountered during the period.

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All samples are shipped to the Banro sample preparation facility in Bukavu, DRC. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample dispatch sheets and those samples physically received at the Bukavu sample preparation laboratory the problem is immediately dealt with via HF radio communications and the problem rectified. Pulp samples, of approximately 150 g, are placed in brown packet envelopes which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to either SGS in Mwanza, Tanzania or ALS Chemex in Johannesburg, South Africa, and, for referee purposes, to Genalysis in Perth, Australia, with DHL or by charter plane between Bukavu and Mwanza.

14.0	DATA VERIFICATION

The project database is stored in two separate forms: an Access database file for the historical data and a series of Microsoft Excel spreadsheets for the current data. A program is in place to migrate all the data into Century Database System.

Logging data are currently entered manually from field logs. Palm top computers have been purchase for data to be captured and download directly into the century system database.

Assay data is received from ALS Chemex and SGS in electronic format that are entered directly into the database.

All data is verified both against in-house and laboratory internationally recognised standards as described in section 13.3 and 13.4. All assay data is cross referenced against

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sample numbers and field locations in order to make sure that the results make “geological sense”.

A technical meeting is held every month where Senior Project and Project Geologists present the technical data pertaining to their projects. At these meetings progress of the past month is reviewed, geological models and exploration techniques discussed and objectives for the following month set.

Michael B. Skead, P.Geo., Vice President, Exploration, of Banro and the “qualified person” (as such term as defined in NI 43-101) responsible for the preparation of this report, has verified all data pertaining to the Twangiza Property.

15.0	ADJACENT PROPERTIES

There are no adjacent properties.

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Eleven composite drill hole samples of approximately 10 kilograms each from the main Twangiza deposit were submitted to SGS Lakefield in South Africa for initial diagnostic leaching testwork to establish the gold-mineral association within oxide, transitional and fresh rock materials. The diagnostic testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments (cyanidation, hydrochloric and nitric acid) and extraction of the associated gold by cyanidation/CIL.

Results of the metallurgical testwork are shown in Table 7.

Results for the four oxide samples gave recoverable gold by CIL (carbon-in-leach) processing of between 88.92% and 95.63%. For the four transitional material samples, expected recoverable gold by carbon-in-leach processing varied between 27.33% and

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90.01%. The three fresh rock samples gave expected recoverable gold by carbon-in-leach processing of between 42.19% and 61.96%.

Samples were sent to SGS Lakefield’s laboratory in Johannesburg, South Africa. Preparation involved the air-drying of the “as received” material. The individual samples were then crushed to 100% passing -1.7mm before being milled to 80% passing -75µm. The milled material was blended and split into representative sub-samples for the testwork. The testwork procedure involved the sequential solubilizing of the least-stable minerals via various pre-treatments, and extraction of the associated gold by cyanidation/CIL.

To quantify the gold that can be extracted via direct cyanidation, samples were cyanided. To quantify the gold that is preg-robbed, but is recoverable via CIL processing, a second sample was cyanided in the presence of activated carbon. To quantify the gold that can be extracted via a mild oxidative pre-leach, the CIL residue is first subjected to hot HCl pre-treatment, followed by CIL dissolution of the acid treated residue. To quantify the gold associated with sulphide minerals, the CIL residue is first subjected to a severe oxidative pre-treatment using hot HNO3 followed by CIL dissolution of the acid-treated residue. To quantify the gold associated with carbonaceous material, the subsequent residue sample is subjected to complete oxidation via roasting, followed by CIL dissolution of the calcined product. The duration of the leaching was 24 hours.

SGS Lakefield is an internationally recognized metallurgical testing laboratory, independent of Banro and working to recognized quality assurance and quality control standards.

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Table 7: Sequential leach procedures showing different gold/mineral associations.

Sample Number	Gold association	Gold
		g/t	%
TM TOX 01 - Oxide	Available to direct cyanidation	2.1	86.53
	Preg-robbed – CIL	0.06	2.39
	HCl digestible minerals	0.13	5.27
	HNO3 digestible minerals	0.01	0.35
	Carbonaceous matter	0.01	0.38
	Quartz (balance)	0.12	5.08
	Total	2.43	100

TM TOX 02 - Oxide	Available to direct cyanidation	5.66	95.14
	Preg-robbed – CIL	0.03	0.49
	HCl digestible minerals	0.09	1.56
	HNO3 digestible minerals	0.13	2.21
	Carbonaceous matter	0.01	0.12
	Quartz (balance)	0.03	0.48
	Total	5.95	100

TM TOX 03 - Oxide	Available to direct cyanidation	4.67	88.64
	Preg-robbed – CIL	0.03	0.56
	HCl digestible minerals	0.26	4.97
	HNO3 digestible minerals	0.21	4.06
	Carbonaceous matter	0.02	0.35
	Quartz (balance)	0.08	1.42
	Total	5.27	100

TM TOX 04 - Oxide	Available to direct cyanidation	3.15	92.14
	Preg-robbed – CIL	0.06	1.72
	HCl digestible minerals	0.04	1.21
	HNO3 digestible minerals	0.12	3.57
	Carbonaceous matter	0.01	0.3
	Quartz (balance)	0.04	1.06
	Total	3.42	100

TM TOX 05 - Transition	Available to direct cyanidation	3.4	89.48
	Preg-robbed – CIL	0.02	0.53
	HCl digestible minerals	0.06	1.66
	HNO3 digestible minerals	0.27	6.98
	Carbonaceous matter	0.04	1.09
	Quartz (balance)	0.01	0.26
	Total	3.8	100

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Sample Number	Gold association	Gold
		g/t	%
TM TOX 06 - Transition	Available to direct cyanidation	1.55	46.78
	Preg-robbed – CIL	0.54	16.18
	HCl digestible minerals	0.23	6.89
	HNO3 digestible minerals	0.39	11.64
	Carbonaceous matter	0	0.02
	Quartz (balance)	0.61	18.49
	Total	3.32	100

TM TOX 07 - Transition	Available to direct cyanidation	0.05	1.3
	Preg-robbed – CIL	1	26.03
	HCl digestible minerals	0.49	12.66
	HNO3 digestible minerals	0.86	22.32
	Carbonaceous matter	0.86	22.43
	Quartz (balance)	0.59	15.26
	Total	3.84	100

TM TOX 08 - Transition	Available to direct cyanidation	0.27	6.4
	Preg-robbed – CIL	1.1	25.76
	HCl digestible minerals	0.82	19.18
	HNO3 digestible minerals	0.61	14.31
	Carbonaceous matter	0.5	11.69
	Quartz (balance)	0.97	22.66
	Total	4.29	100

TM TOX 09 - Fresh	Available to direct cyanidation	1.15	20.01
	Preg-robbed – CIL	1.28	22.18
	HCl digestible minerals	0.34	5.85
	HNO3 digestible minerals	1.1	19.05
	Carbonaceous matter	0.23	4
	Quartz (balance)	1.67	28.91
	Total	5.77	100

TM TOX 10 - Fresh	Available to direct cyanidation	1.46	48.3
	Preg-robbed – CIL	0.05	1.82
	HCl digestible minerals	0.04	1.2
	HNO3 digestible minerals	1.29	42.89
	Carbonaceous matter	0.05	1.81
	Quartz (balance)	0.13	3.98
	Total	3.02	100

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Sample Number	Gold association	Gold
		g/t	%
TM TOX 11 - Fresh	Available to direct cyanidation	0.26	10.26
	Preg-robbed – CIL	1.32	51.7
	HCl digestible minerals	0.2	7.67
	HNO3 digestible minerals	0.44	17.36
	Carbonaceous matter	0.29	11.47
	Quartz (balance)	0.04	1.54
	Total	2.55	100

Although the samples were taken across the entire orebody, including different lithologies and weathering regimes, it is felt that these samples are not fully representative of the orebody. Further detailed metallurgical testwork is currently underway in order to gain a better understanding of the metallurgical behaviour of the gold especially in the transition and fresh rock.

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Daniel K. Bansah is Banro’s Mineral Resource Manager. His responsibilities include resource modelling and grade estimation, and the reporting of estimated mineral resources, for the Twangiza Property. Mr. Bansah has over 17 years of experience with precious metal deposits and resource estimation techniques and is a “qualified person” as such term is defined in NI 43-101.

17.1	Approach

The adit, drillhole and trench data were transformed and validated in the Datamine software which was then used for the Mineral Resource modelling and grade estimation.

The Datamine software in common with other mining software systems relies on a block modelling approach to represent an orebody as a series of 3-dimensional blocks to which grade attributes, and virtually any other attributes can be assigned. The software provides numerous means by which attributes can be assigned, and optimisation routines are provided that allow block splitting such that complex ore outline details are not lost or smoothed out by regular size blocks. In generating the resource model, a series of sub-models were built and the approach is described briefly below.

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The adit, drillhole and trench data were plotted on level plans and vertical sections. The mineralized zones were then outlined on flitch plans, where the geology and grade distribution is well represented by the adits and then cross-checked with the vertical sections to produce a complete 3 dimensional picture of the geology and mineralization.

The mineralized outlines were largely based on a geological cut-off of 0.3 to 1 g/t Au but were also interpreted so as to ensure continuity between sections and flitch plans. This process was iterated until a robust three-dimensional model of the mineralized zones had been created.

While the model was extended beyond the available information, the distinction between ‘measured’ and ‘indicated’ resources was made at approximately 20 and 40 metres respectively from the nearest drillhole, trench, or adit. In addition, areas where the interpretation is based on limited data, the entire deposit was classed as ‘inferred’.

All the assays within the mineralized zones were composited to constant 2 metre lengths before undertaking statistical analyses on the gold grades. Histograms were generated from these to determine an appropriate top “cut-off”, and semi-variograms were calculated for the different mineralized zones using the composite values.

A block model of the various zones was then created within the mineralized solids, along with a triangulated surface of the topography. The blocks were assigned grades using ordinary kriging for the near-surface closed spaced adit and trench data, and a two pass inverse distance weighting of the 2 metre composited grades for the rest of the deposit. The first pass in this case was used to fill all the blocks in the model with gold values. The second pass overwrote the first, using search radii based on the ranges evident in the directional semi-variogram.

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17.2	Data Quality

The quality of the historical adit data has been assessed by a total of 1,613 channel samples collected from both walls of the original 13,716 adit sampling. In principle, the adit re-sampling programme as well as the near surface diamond drilling intercepts have provided assay results that are more reliable and have therefore provided increased confidence and solid back-up to the thicknesses and grades of intersections compiled from the historical data.

Furthermore, the primary sample data files were validated in several ways:

•	By visually checking summary statistics of all data fields to ensure they do not exceed reasonable limits and unrecognized rock codes.
•	By passing the data through a general validation super process that identifies, amongst others duplicate samples, reversed and over-length intervals as well as overlapping sample limits.
•	By plotting the samples in plan and in section and comparing the sample locations and assay values.

Minor errors identified were corrected for further processing.

17.3	Density Determinations

The initial bulk density testwork was performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion into the resource calculations. In doing so, a more accurate representation of the resource could be calculated.

A total of 165 samples were chosen and a summary of the results is set out in the 2003 CME Report. A copy of the 2003 CME report can be obtained from SEDAR at www.sedar.com.

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Banro has reviewed the 165 bulk density determinations undertaken by CME and has recently commenced work on relative density determinations from drill core which focused initially on the transition material.

The average results of the composite samples for the transition material based on rock type are shown in Table 8:

Table 8: Relative Density Determination for Transition Material (September 2006)

Lithology	Number of	Minimum	Maximum	Average
	Samples	Density	Density	Density
Material Type:
Carbonaceous Mudstone (CMS)	140	2.00	3.70	2.62
CMS + Sulphide Vein	1			3.95
Mudstone	3	2.67	2.79	2.74
Feldspar Porphyry (FP)	148	1.93	4.79	2.77
Hydrothermal Breccia (HB)	2	2.28	2.41	2.35
Mafic Porphyry (MFP)	30	2.23	2.93	2.75
Silt Stone (SI)	88	1.83	3.09	2.58
Pyrite Vein	2	4.70	4.81	4.75

Banro’s approach to relative density determinations is undertaken at the following intervals in all boreholes:

•	Every 2 metres outside mineralized zones

•	Every 1 metre within mineralized zones

The following method is employed:

•

The geologist selects samples for RD measurements, and marks each sample position with an aluminium tag. The borehole number and depth are also written on the selected piece of core with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the metre mark is selected.

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•	The depth of each sample and rock type is recorded by the geologist.

•	The weight of the sample is also recorded (Weight 1)

•

The geologist also indicates whether the sample is porous, i.e. whether the sample should be varnished before weighing in water (see below). The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3-minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous.

•	The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated:

(Weight 1 – Weight 3) x 100

Weight 1

•	If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4).

The Relative Density = Mass/Volume, i.e.

RD = Weight 3/(Weight 3 – Weight 4)

•

If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%.

•	The data recorded are entered into an Excel spreadsheet, designed to directly calculate the Relative Densities and moisture contents of the samples.

Before commencing RD measurements at Twangiza, test-work was done to determine the optimum temperature for drying the samples (i.e. efficient removal of absorbed water, without driving off water from the lattices of hydrous minerals).

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The ongoing relative density determination undertaken by Banro on the core samples of the various lithological units in Twangiza will increase the confidence of relative density used in the block model estimates.

For the purposes of this study, oxide, transition and unweathered fresh rock (also referred to in this report as sulphide) types have been flagged to have a relative density of 2.3, 2.6 and 2.85 respectively.

17.4	Descriptive Statistics of Assay Data

To examine statistical trends and to determine if there was any clear distinction in assay value for the different sample types, statistical analysis was carried out on the drill core, trench, pit and adit (new and historical) samples. The results of the analysis were separately examined and compared for similarities and differences to determine whether the assay values could be combined for the modelling and estimation processes. Table 9 below depicts the statistical distribution of the various data types.

Table 9: Summary Statistics of Sample Data
FIELD	n	MIN	MAX	MEAN	VAR	CoV	DESCRIPTION
AU	6,574	0.01	122.00	0.66	5.95	3.71	New Drillhole Samples
AU	8,884	0.01	310.28	0.95	16.79	4.31	1997/98 Drillhole Samples
AU	4,660	0.01	93.80	2.61	15.15	1.49	All Trench Samples
AU	1,610	0.01	52.44	3.06	18.95	1.42	1997/98 Adit Samples
AU	13,328	0.01	157.70	3.56	25.61	1.42	Historical Adit Samples
AU	33,446	0.01	310.28	2.16	19.59	2.04	Combined Samples
AU	19,288	0.01	93.80	2.82	17.94	1.50	Oxide Samples
AU	7,781	0.01	310.28	1.71	33.15	3.37	Transition Samples
AU	3,672	0.01	30.05	1.08	3.57	1.75	Sulphide Samples

Frequency plot and log grade values plotted against cumulative frequency for sample gold assays are shown in Appendix I. Log transformed sample gold values are uniformly distributed over three distinct statistical groupings; medium and higher grade mineralized population and a low-grade population. In general the data sets can be seen to be log normally distributed with positive skewness. The noisy nature (i.e. high COV) of the drill holes samples is an indication of the lower-grade population in the lower transition and

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sulphide zones influencing the medium-grade oxide material. The ‘non-ideal’ behaviour of the log histograms near zero is a function of the very low-grade values below detection limit, being less than 0.01 g/t.

Statistically there is a break in assay data at 0.3 g/t Au which correlates well with the presence of alteration that is associated with alteration and mineralization haloes.

17.5	Geological Interpretation and Lode Identification

The primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralization interpretation.

The geological aspects considered during interpretation were lithological and the structural relationship to antiform axis, and some faulting on the east limb.

The mineralized domain, which is spatially associated with the anticlinal axis, is divided into oxide, transition and sulphide zones. These zones form part of the three domains, the west and east lode, and an extension of the west lode to the north. The oxide-transition and the transition-sulphide boundaries were modelled from data derived from the drill holes and historical data from adit mapping. This data was combined to create three dimensional surfaces for the various material types.

The ore domain perimeters were defined statistically using 0.3-1.0 g/t sample cut off mineralization outlines. Interpretation was carried out first in plan at 20 - 50 m intervals and on cross-sections at 40 - 80 m intervals. Depth extrapolation beyond the limits of drilling was carried out to ensure consistency in shape and orientation but in the light of available geological knowledge - a feature which is reflected in the classification of resource.

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The subdivision of the ore body into zones is based on observed consistency of mineralization. The mineralization contact tends to be distinct and sharp rather than transitional, a reflection of the alteration pattern associated with the ore body which was statistically confirmed at the 0.3 to 1.0 g/t sample cut-off. Domain 1 (west limb) can be described as a consistent zone of mineralization up to 300 m in width and with values that are greater than 1.0 g/t Au material and is largely separated by thin bands where grades do not exceed the 0.30 g/t Au cut off. Domain 2 (east limb) which varies between 10 and 30 m in thickness contains up to 1.5 g/t Au material that are separated by lower grade areas, with values typically in the region of 0.40 g/t Au. The extension of the west limb along strike to the north is a series of thinner zones which have been modelled as domain 3 (domain 3-8). Generally, the orebody width in domain 3 does not exceed 16 m.

Figure 18 is a 3-dimensional “snapshot” of the Twangiza deposit showing the current interpretation of the geometry and situation of each of the mineralized domains.

17.6	Wireframing and Block Modelling

Each domain of mineralization was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible.

Block models of mineralization were created by filling the respective wireframes with rectangular blocks. A strike: across strike: elevation configuration of 20:20:10 m was utilized. Improved geometric representation of the mineralization was achieved by allowing sub-blocking along the boundaries to a minimum of 10 m along strike and cross strike, and 5 m in the vertical direction. Details of the block modelling parameters are shown in Table 10.

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Table 10: Details of Block Model Dimensions

	Model Origin	Block Dimensions	Number of Blocks in each Direction	Sub-cell Dimensions
X	693,200	20	35	10
Y	681,700	20	80	10
Z	1,550	10	90	5

17.7	Statistical Analysis of the Mineralized Data

To determine whether samples could be treated similarly in terms of statistical support, analysis of the raw sample lengths was carried out. The analysis indicated that over 55% of the database had 1.0 – 2.0 m lengths with 76% being less than 2 m. To yield common length samples for statistical analysis, and for that matter grade interpolation, all the selected samples were composited to 2 m. This was done ensuring that lithological boundaries were not masked.

Descriptive statistics were calculated and statistical graphs produced as a measure of assessing:

•	The population characteristics of the mineralized grade distribution.
•	The presence of statistical domains.
•	The need, if any, to apply a top-cut during grade interpolation.

Table 11 outlines the descriptive statistics based on all selected samples of the individual mineralization domains and material types. The corresponding histogram, log histogram, cumulative frequency and log probability graphs are presented in Appendix I.

The summary statistics show that the coefficient of variation (CoV) for all selected samples is 1.75, which is not very high, indicating a moderate degree of variability. Separating the data into composite samples for separate domains and zones, the CoV value for the oxide material reduces to 1.22 but for the transition and sulphide zones Cov values are higher indicating a higher degree of variability. In particular, the variable mean and variance for the various material types (oxide, transition and sulphide) allowed for them to be treated

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independently during grade interpolation. Therefore, variable high-grade capping was applied based on the log-histogram. Furthermore, the spatial occurrence of the extreme cut gold values was visually verified to determine if they formed discrete zones.

The CoV after applying the capping is further reduced as a result of the top-cutting of the extreme values. This indicates that the extremely high-grades are very discrete, and hence a higher-grade cap is warranted (Table 12).

Table 11: Descriptive Statistics of Selected Samples

FIELD	n	MIN	MAX	MEAN	VARIANCE	CoV	DESCRIPTION
AU	25,882	0.01	310.28	2.73	22.88	1.75	All selected Samples
AU	19,617	0.01	155.71	2.98	17.32	1.40	2 m Composite Samples
AU	43	0.01	10.00	1.35	4.01	1.49	Domain 1 Samples
AU	24,753	0.01	310.28	2.82	23.64	1.72	Domain 2 Samples
AU	947	0.01	25.40	0.66	1.81	2.04	Domain 3 Samples
AU	11	0.32	3.39	0.95	0.64	0.84	Domain 4 Samples
AU	56	0.01	9.42	1.01	2.77	1.65	Domain 5 Samples
AU	21	0.13	3.57	0.84	0.69	0.99	Domain 6 Samples
AU	36	0.03	4.34	0.77	0.73	1.11	Domain 7 Samples
AU	15	0.20	3.69	0.95	0.73	0.90	Domain 8 Samples
AU	16,638	0.01	93.80	3.23	19.18	1.35	Selected Oxide
AU	4,947	0.10	310.28	2.59	48.76	2.69	Selected Transition
AU	2,672	0.01	30.05	1.08	3.57	1.75	Selected Sulphide
AU	14,568	0.01	71.27	3.29	15.97	1.21	Oxide Composite
AU	3,005	0.01	155.71	2.63	31.02	2.12	Transition Composite
AU	1,736	0.01	22.33	1.05	2.23	1.42	Sulphide Composite

Apart from the statistical approach to high-grade cutting, the spatial occurrence of the extremely high-grades were examined in relation to the surrounding samples.

Table 12: Applied High-grade Capping

Ore Zone Type	Capping (g/t)
Oxide	30.0
Transition	30.0
Sulphide	20.0

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17.8	Geostatistical Analysis

Geostatistical analysis was carried out on the selected composite samples and for the various domains and material types. The variographic analysis undertaken was to determine the major and minor orientation of the mineralization and the search ellipse dimension required during grade interpolation.

A semi-variogram map was first produced to determine trends and patterns in the gold distribution of the deposits. By starting with an azimuth of zero and moving in increments of 10o up to 180o and contouring the resulting variograms, ‘ross diagrams’ were produced which demonstrated trends in the mineralization. The strike and cross strike directions were then determined from the variogram map Appendix II.

Directional variograms were then constructed for all directions; along strike, cross strike, down-dip and omni-directional (Appendix II). Encouraging structure (60 m) was obtained in the zones (oxide and upper transition) which are dominated with close space near surface sampling. This was confirmed by cross-validation, resulting in ordinary kriging (OK) being used for grade interpolation in these zones. No anisotropy was determined in the sulphide zone due to limited data and as such inverse distance weighting interpolation algorithm was employed in this zone. However, the consistency of the shape of the interpreted mineralized zone along strike, as well as the range in the log variogram, are sufficient to assume continuity up to 100 m in the sulphide zone. The semi-variogram models and parameters are detailed in Appendix II.

17.9	Grade Estimation

To assist the orientation of the search ellipse during grade interpolation, each block in the model was assigned an azimuth and dip value. These azimuths and dips were derived from a series of digitized plan and cross sectional strings that trace the average trend of the mineralized structure. The strings were then used to interpolate local azimuth, dip and dip-direction values into the block model.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

To insert grade values as attributes in each block, inverse distance squared weighting was used for the sulphide and bottom transition material and ordinary kriging (OK) interpolation algorithm was used for the oxide and upper transition zone.

The grade interpolation procedure was conducted as a series of multiple loops. For a given run, all blocks with local dip and azimuth values that locate within a particular 10°- azimuth/dip window will be interpolated. Each zone was estimated separately such that only samples relating to a given zone/lode was used to interpolate grades into the blocks.

17.10	Topography and Artisanal Excavation Sub-models

Additional models were built that allow the insertion of various attributes such as above or below topography and excavations due to artisanal mining.

Field inspection has indicated that extensive artisanal mining has occurred on the oxide zone of the east limb. This has been surveyed and used to deplete the model as depletion due to artisanal mining.

17.11 Mineral Resource Reporting

Using the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, the mineral resources have been divided into Measured, Indicated and Inferred blocks. The data density, data reliability and quality, and continuity of the mineralization in areas where adits and drill holes were heavily developed and drilled respectively, have allowed the resource to be classified with higher confidence. In this classification:

Measured Mineral Resource consists of kriged model blocks which have been interpolated by data within 20 meters in the plane of the structure and constrained within the oxide zone.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Indicated Mineral Resources are those kriged blocks which have been interpolated by adit and drill hole data within the search area estimated from variogram calculation and having a minimum number of points used to estimate a block grade but constrained within the oxide and upper transition zones.

Inferred Mineral Resource are 3D model blocks but lying outside the search area estimated from variogam calculation and those blocks lying inside the search area which have the required number of points used to estimate a block grade.

Tables 13 and 14 summarize the estimated Mineral Resources for Twangiza.

Appendix III presents sections and plans generated from the grade block model.

Table 13: Twangiza Mineral Resource Estimates @ 1.0 g/t Au cut-off (effective date: September 27, 2006)

Category	Tonnes	Grade (g/t Au)	Kg Au	Ounces Au
Measured	4,803,000	3.50	16,795,890	540,000
Indicated	16,794,000	2.75	46,157,594	1,484,000
Measured & Indicated	21,597,000	2.92	62,953,484	2,024,000
Inferred	62,338,000	1.93	120,619,373	3,878,000

Table 14: Twangiza Mineral Resource Estimates by Material Type @ 1.0 g/t Au cut-off (effective date: September 27, 2006)

Material Type	Measured & Indicated			Inferred
	Tonnes	Grade (g/t Au)	Ounces Au	Tonnes	Grade (g/t Au)	Ounces Au
Oxide	13,894,000	2.83	1,266,000	4,136,000	1.90	253,000
Transitional	7,703,000	3.06	758,000	24,595,000	2.00	1,581,000
Sulphide				33,606,000	1.89	2,044,000
Total	21,597,000	2.92	2,024,000	62,338,000	1.93	3,878,000

The estimates for the Measured and Indicated Mineral Resources (M&I) compare well with CME’s 2003 estimates as follows:

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

In-house	21.60 Mt at a mean grade of 2.92 g/t

CME (2003)	30.39 Mt at a mean grade of 2.06 g/t

In general, the In-house M&I estimates compare well in terms of contained gold with the 2003 CME estimates, but average grade is higher at lower tonnage than the CME estimates. This is a function of the improved geological knowledge, increase data density from recent infill drilling and the tighter 3D solid modelling, as well as mineralization constrain in the oxide and upper transition zones. In particular the recent encouraging results have shown increased confidence in the historical data.

17.12	Mineral Reserve Estimates

No Mineral Reserves have been estimated for the Twangiza Property due to lack of feasibility work to date. Preliminary indicative work suggests that the economics of an open pit mining operation would be robust.

18.0	OTHER RELEVANT DATA AND INFORMATION: DR Congo

In 1483, the Portuguese discovered the Congo River and established a long term trading relationship with the Kongo Kingdom and by about 1750 Europeans had become heavily involved in the slave trade, procuring slaves from most parts of Africa, including the Congo. King Leopold II of Belgium claimed possession of the Congo in 1885, which was then named the Congo Free State.

Exploitation of the mineral resources of the Congo Free State commenced, and other industries such as rubber plantations and ivory trading were also established. In response to growing criticism of the treatment of the African population, the Belgian parliament annexed the colony in 1908 and renamed it the Belgian Congo.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

In 1960, the Congo held its first elections and became an independent republic with Patrice Lumumba as Prime Minister, Joseph Kasavubu as president and Joseph-Desire Mobutu (later Mobutu Sese Seko) as Chief of Staff. The new republic was plagued by unrest, including army mutinies and a secessionist war with the Katanga Region, in which United Nations troops intervened on behalf of the national government. By the end of 1960, Mobutu had seized power. Lumumba was murdered in early 1961 whilst under arrest. In 1965, Mobutu named himself President.

In 1971, the country’s name changed to Zaire. Foreign-owned business and industries were expropriated and nationalized, including the large copper-belt mines on the copper-belt in the Katanga (now Shaba) Region. Economic chaos resulted, and attempted invasions of the Shaba Region from Angola and Zambia were carried out by Zairian insurgents. Troops from France and Belgium were required to defeat the insurgents.

Following the end of the Cold War, Mobutu came under increasing pressure from Western countries to institute democratic and economic reforms and to cease human rights abuses. By this time, the national economy was in ruins and unpaid troops mutinied in 1990, resulting in widespread violence and looting, again requiring French and Belgian troops to restore order.

In 1996, the genocide in neighbouring Rwanda caused tension and armed conflict between Hutus and Tutsis in eastern Zaire. The alliance of the Zairian army with Hutu militias resulted in open conflict by Tutsi militia in rebellion against Mobutu. Rwanda and Uganda supported the Tutsi uprising and a coalition known as the Alliance des Forces Démocratiques pour la Liberation du Congo-Zaire (AFDL) under Laurent-Desire Kabila was formed. The AFDL had early military success, resulting in peace talks between Mobutu and Kabila. Mobutu was forced to leave the country in 1997 and Kabila took over the government, named himself president and renamed the country the Democratic Republic of the Congo.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Banro has been involved in the four gold projects in the Kivu and Maniema provinces of the Democratic Republic of the Congo (DRC) since 1996. The political unrest in 1997 led to the expropriation of Banro’s DRC properties in 1998 and prohibited advancing the exploration work at these properties between 1998 and 2002.

By 1998, however, Kabila had lost the confidence of one of his main allies, the movement pour la libértion du Congo (MLC), who attacked from the east, again supported by Uganda and Rwanda. Meanwhile, Zimbabwe, Namibia and Angola sent troops to the DRC to support Kabila. A ceasefire was signed in 1999 between the six countries involved in the conflict, however the rebellion continued until 2001 when Kabila was assassinated. Joseph Kabila succeeded his father as president and immediately set about negotiating a multilateral peace deal. As a result of his efforts and the intervention of South Africa, the Pretoria peace accord was signed in 2002.

Although political uncertainty does remain in the DRC, there has been improving political, social and economic climate as a result of the current power-sharing transitional government, fostering peace in most parts of the country. Significant milestones have been achieved by the international community to establish an electoral platform. These include the following:

•	December 2002: Peace accord signed between the government and rebel groups.
•	April 2003: Joseph Kabila is sworn in as interim head of state to preside over a transitional government for a two year period leading to democratic elections in June 2005.
•	June 2003: New Mining Code implemented with the support of the World Bank and other interested groups.
•	July 2003: DRC’s total external debt reduced by 80% to US$2 billion.
•	December 2003: Paris Club pledge US$3.9 billion for the period 2004-2006.
•	February 2004: Setting up of a unified army integrating former political and other militia groups.
•	April 2004: Appointment of new governors by the transitional government.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	February to November 2004: World Bank, USAID, and IMF increase aid package to support economic and social recovery.
•	November 2004: United Nations (MONUC) increases personnel to 16,700.
•	April 2005: FDLR agreed to demobilize in Eastern DRC.
•	May 2005: Adoption by parliament of the new constitution.
•	June 2005: Beginning of electoral process and registration of voters.
•	February 2006: New constitution ratified in parliament.
•	Presidential and parliamentary elections were successfully held on July 30, 2006.
•	Presidential run-off and provincial elections were held on October 29, 2006.

As a result of the improving situation Banro embarked on a plus US$20 million exploration programme in 2006 with respect of its Twangiza, Lugushwa and Namoya properties in the DRC.

Mining activities undertaken by Gecamines (the Copperbelt) and OKIMO (gold mining operations) have suffered from a lack of capital investment, particularly after the security situation deteriorated in 1990, such that the current total metal production capacity utilization is estimated at less than 10% of previous levels. It is estimated that Gecamines produced approximately 500Kpta of copper during the mid 1980’s. Copper production in 1996 was approximately 30Kt, and this level of production has probably been maintained or exceeded slightly in recent years.

Gecamines and OKIMO have been actively attempting to improve rapidly declining copper, cobalt and gold production by promoting several ailing mines and associated ore treatment facilities to foreign investors, generally by offering joint venture terms.

International mining companies that have acquired mining interests in the copper belt include Phelps Dodge (Tenke Fungurume), First Quantum (Lonshi, Likasi tailings), Anvil Mining (Dikulushi), the Forrest Group (Kolwezi area), International Panorama Resources (Kambove and Kakanda tailings) and American Mineral Fields (Kolwezi tailings).

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Anglogold Ashanti, Goldfields and Moto Goldmines are other foreign companies actively undertaking exploration for gold in the DRC.

19.0	INTERPRETATION AND CONCLUSIONS

The historical and recent data collated for the Twangiza Property indicate good potential for further increasing the already established multi-million ounce gold resource, associated with the Proterozoic sediments of the Kibaran Metallogenic Province (KMP). The gold mineralization is interpreted to be related to the same suite of intrusions responsible for the widespread Sn and W mineralization in the KMP. This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The sediments at the Twangiza deposit have been folded into a tight upright fold with feldspar porphyry intruding along the limbs of the fold as sills. The feldspar porphyry intrusives appear to have undergone brittle deformation prior to the mineralizing hydrothermal event, most likely when the sediments were folded. Structures and mineralized hydrothermal fluids are believed to have exploited the contact between the feldspar porphyry intrusives and sediments.

The upright tightly folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern. The Twangiza deposit is believed to represent a domal feature as mineralization appears to plunge both to the north and south.

The mineralization controls are interpreted to be:

•	Lithological, with the brittle and more chemically reactive feldspar porphyry intrusives hosting the majority of the mineralization. Mineralization is hosted in the sediments but to a lesser extent.
•

Folding in that the intrusives appear to have been emplaced prior to the folding as they themselves are folded. The folding has resulted in brittle deformation of the intrusives which has resulted in a favourable plumbing system.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	Shearing, with the contact between the sediments and intrusives being sheared resulting in favourable fluid path.

Based on drilling done in 1997-1998 CME, for Banro, estimated mineral resources at Twangiza as follows:

•	Measured Resource of 2.60 million tonnes, grading at 3.02 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Indicated Resource of 27.79 million tonnes, grading at 1.95 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Inferred Resource of 19.2 million tonnes, grading 1.90 g/t Au, using a cut-off grade of 1.0 g/t Au.

Banro commenced exploration at Twangiza again in mid-October 2005 after the Congolese authorities gained control of the region. The objectives of the current exploration programme are:

•	Elevating the Inferred Resources to the Indicated category;
•	Testing the extensions of the known Twangiza mineralization; and
•	Locating and assessing new mineralized zones.

By October 2006, soil geochemistry and trenching have indicated a significant extension, of at least 3,200 metres, of the known Twangiza deposit. Geological mapping of trenches and artisanal workings indicate that the geological setting and controls of mineralization are the same as those of the known Twangiza deposit.

Based on drilling done in 2006 by Banro, the updated mineral resource estimates for Twangiza are as follows:

•	Measured Resource of 0.54 million ounces based on 4.80 million tonnes, grading at 3.50 g/t Au, using a cut-off grade of 1.0 g/t Au.
•	Indicated Resource of 1.48 million ounces based on 16.79 million tonnes, grading at 2.75 g/t Au, using a cut-off grade of 1.0 g/t Au.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

•	Inferred Resource of 3.88 million ounces of gold, based on 62.33 million tonnes, grading 1.93 g/t Au, using a cut-off grade of 1.0 g/t Au.

The field exploration work undertaken from mid-October 2005 to date is compliant with NI 43–101. The above updated Mineral Resource Estimates conform to the reporting standards of NI 43–101.

20.0	RECOMMENDATIONS

It is recommended that the exploration programme for the rest of 2006 should focus on the following:

•	Continue with the soil sampling programme to define extensions of known mineralization as well as areas of new mineralization.
•	Diamond drilling to test soil geochemical anomalies in order to generate additional Inferred resources.
•	Diamond drilling to upgrade Inferred Resources to the Indicated category.
•	Completion of a scoping study to provide preliminary indications of the economic viability of the project.
•	Detailed metallurgical studies, especially in the transition and fresh rocks.
•	Continuation of regional exploration elsewhere in the Twangiza project area, through the use of remote sensing, stream sediment sampling and soil geochemistry.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

21.0	BUDGET

The budget for the Twangiza project for 2006 is US$4,599,795 (Table 15). A total of US$2,262,000 has been assigned to drilling which accounts for approximately 49% of the total budget.

Table 15: Twangiza Project Budget - 2006

Twangiza Budget - 2006	USD
FIELD CAMPS/HOUSES	116,700
SURVEYING	1,200
GEOCHEMISTRY	406,800
GEOLOGY	194,400
DRILLING	2,262,000
FEASIBILITY STUDIES	90,000
PROFESSIONAL FEES	1,200
BUSINESS PROMOTION	64,600
TRAVEL & SUBSISTENCE	312,000
OFFICE EXPENSES	10,200
COMMUNICATION	15,600
L0CAL SALARIES	137,600
EXPATRIATE SALARIES	130,404
RECRUITMENT & TRAINING	19,600
VEHICLES	62,400
SECURITY	259,200

TOTAL OPERATING EXPENDITURE	4,083,904

BUKAVU/KINSHASA ADMIN. SUPPORT	515,891

TOTAL BUDGET	4,599,795

The actual expenditures incurred at Twangiza during 2006 will be dependent on the exploration results achieved during 2006.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

22.0	REFERENCES

Naas, C.O., 2003. Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo for Banro Corporation by CME Consulting Ltd.

Skead, M.B., 2006. NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.

23.0 ACKNOWLEDGEMENTS

This report is the combined work of the Twangiza Mining SARL project team as listed below:

Michael B. Skead	Vice President, Exploration (MAusIMM)
Daniel K. Bansah	Mineral Resource Manager (MAusIMM)
Howard Fall	Chief Geologist (MAusIMM)
Peter Kersi	Senior Resource Geologist (MAusIMM)
Chris Bawah	Senior Project Geologist
Mark Hannam	Senior Project Geologist

12 Congolese Geologists

Mike Trenor	Senior Surveyor

Steffen, Robertson and Kirtsen (UK) Ltd. (SRK), who undertook the initial data compilation in 1998 and followed it up with a valuation of the project between 1999 and 2003, have reviewed the field work and the modelling and estimation procedures in respect of the Twangiza Project and concur with the approach used by Banro.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

24.0 DATE AND SIGNATURE PAGE

This report has been prepared under the supervision of Michael B. Skead, P. Geo., who is the Vice President, Exploration of Banro and a “qualified person” as such term is defined in NI 43-101. The effective date of this report is November 10, 2006.

Signed this 10th day of November, 2006.

______________________

Michael B. Skead, P. Geo.

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

25.0 CERTIFICATE OF QUALIFIED PERSON

I, Michael B. Skead, P. Geo., do hereby certify that:

1.	I am the Vice President, Exploration of Banro Corporation (“Banro”). I reside at 20 Roslyn Road, Rondebosch, Cape Town, Republic of South Africa.

2.

I am a graduate of University of Cape Town, Republic of South Africa with a B.Sc Honours degree in Geology (1987). I also have an MSc Degree form the Rhodes University, Republic of South Africa, in Mineral Exploration (1994). I have practiced my profession since 1988.

3.

I am a member in good standing of the Australasian Institute of Mining and Metallurgy (Membership Number 2024032), and a member in good standing of the South African Council for Natural Scientific Professions (Membership Number 400311/05).

4.	I have experience with precious metal deposits. This includes the following:
•	Exploration for platinum group elements in the Bushveld Complex, Republic of South Africa.
•	Exploration for gold in Nevada and California – USA, Mexico, Irian Jaya – Indonesia, Barberton – Republic of South Africa and Tanzania.
•

Was instrumental in the discoveries of the Kukuluma and Matandani gold deposits in the Geita District – Tanzania, that ultimately lead to the Geita District becoming the largest gold producing district in East Africa.

5.

I am a “qualified person” for the purposes of National Instrument 43-101 (“NI 43-101”). I supervised the preparation of the technical report dated November 10, 2006 and entitled “Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo” (the “Report”).

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

6.

I have worked on Banro’s Twangiza project as an employee of Banro since October 2005 to the date of this certificate and I have reviewed geological, mineralogical and metallurgical reports in Banro’s library. I have personally visited the property on many occasions with the last visit on October 24 - 25, 2006.

7.	I am not independent of Banro as described in section 1.4 of NI 43-101 by virtue of being Vice President, Exploration of Banro.

8.	I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101.

9.

As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

DATED this 10th day of November, 2006.

Michael B. Skead, P. Geo.

Vice President, Exploration of Banro Corporation

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
ETHIOPIA
SOMALIA
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
IVORY COAST
GHANA
BURKINA FASO
NIGERIA
CAMEROON
CENTRAL AFRICAN REPUBLIC
EQUATOR
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
RWANDA
BURUNDI
TANZANIA
Goma
Bukavu
Kalima
Twangiza
Kamituga
Kinshasa
Matadi
LUGUSHWA
ATLANTIC OCEAN
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
ZAMBIA
MALAWI
MOZAMBIQUE
INDIAN OCEAN
ZIMBABWE
TROPIC OF CAPRICORN
NAMIBIA
BOTSWANA
SWAZILAND
LESOTHO
SOUTH AFRICA

0 500 1000 1500

Kilometres

BANRO CORPORATION

AFRICA
LOCALITY PLAN

TWANGIZA PROJECT | OCT 2006

Figure 1

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
Bangui
Bondo
Gemena
Lisala
Bumba
Mungbere
Wamba
Tele
Bunia
Bafwasende
Kisangani
Beni
Kasese
Lubero
Mbandaka
Francevilla
Goma
Kigali
Bukavu
Shabunda
Twangiza
Kamituga
Lugushwa
Namoya
Kalole
Kindu
Bujumbura
Bandundu
Lodja
Brazzaville
Kinshasa
Ilebo
Lubefu
Ujiji
Kikwit
Lubao
Matadi
Kananga
Kabinda
Kabalo
Kalemie
Quimbele
Tshikapa
Lucapa
Kamina
Kolwezi
Likasi
Lubumbashi
Congo River
Kasai River
Lake Kivu
Lake Mweru
0
250
500
Kilometres

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS	OCT 2006

Figure 2

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

N
28°00'E
28°30'E
Kingulube
Shabunda
PE 68
PE 40
PE 44
TWANGIZA
CONCESSIONS
PE 43
PE 41
PE 42
3°00'S
PE 39
PE 36
Mwenga
Kamituga
PE 37
KAMITUGA
CONCESSIONS
PE 2601
PE 238
PE 38
LUGUSHWA
CONCESSIONS
Itula
3°30'S
Nzingu
Kalole
NAMOYA
CONCESSIONS
PE 18
4°00'S
27°30'E

0 50
Kilometres

BANRO CORPORATION

EXPLORATION PERMIT LOCATIONS

BANRO PROJECTS	OCT 2006

Figure 3

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

N
PE 68
Luntukulu
PE 44
PE 40
Gombo
Mufwa
Mushege
Kashegeshe
Tshondo
Mushege
PE 41
Kasika
PE 48
PE 42
Bugoy
M'Chitera
Lukuguma
Lukungurhi
Muhona
Twangiza Deposit
Kakono
Mwenga
0
10
Kilometres

LEGEND

- Rivers
- Main Roads and Towns
- Property Boundary
- Soil Grid Outline
- PE 42 Concession Permit Number
- Deposit Location and Name

BANRO CORPORATION

MAP OF THE TWANGIZA PROJECT

TWANGIZA PROJECT	**OCT 2006**

Figure 4

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Kagebwa 0.49
Katuba
Lukugurha 0.25
Chikunda 0.90
Kasima 1.08
Kashegeshe 2.23
Kadumwa 5.43 / 2m
Chifupu 15.43 / 2m
Karhungulu
Kichirangoko
Namihini East 2.58 / 10m
Namihini 3.29 / 10m
Kabinugu 4.61
Kishimpale 18.48
Kahimbi 54.79
Lukugurhi 8.55
Muhona 3.22
Gakero 0.81
TWT7
TWT4
TWT3
TWT6
TWT5
TWT2
TWT1
GAKERO SYNCLINE
TWANGIZA ANTICLINE
BASE LINE ORIGIN
Twangiza West 4.36
Drilling Area
PROPOSED GRID OUTLINE
Luduriro
Maimai (off map) 3.34
N
0 1000
Metres
9886000N
9884000N
9882000N
691000E
693000E
695000E
LEGEND
Shear Zone
Feldspar Porphyry
Mafic Porphyry
Siltstone, shale
Mudstone and shale
Conglomerate
Rivers
Roads
Faults
Contact, defined, inferred
Gold Showing/Workings
Anticline/Syncline Axis with Plunge Direction
3.34 Selected Au (g/t) Result
Anticline
Syncline
BANRO CORPORATION
GEOLOGY PLAN MAP
TWANGIZA AREA
SHOWING GEOCHEMICAL GRID
TWANGIZA PROJECT
OCT 2006

Figure 5

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

N
M'CHITERA
LUKUGURHA
Twangiza anticline axis
KASHEGESHE
10m@16.06g/t
TWT4
LUKUNGURHI
Upper mineralized
Porphyry zone
TWT3
8m@1.50g/t
TWT5
MUHUNA
16m@3.14g/t
TWT2
10m@2.51g/t
TWT1
11m@5.97g/t
33.7m@5.15g/t
Twangiza
Deposit
Main mineralized
Porphyry zone
LEGEND
> 100 ppb Au in soil
Artisanal mining areas
Current resource outline
Trench with intersections
0 250 500 1000
Metres
BANRO CORPORATION
SOIL GEOCHEMISTRY
AND TRENCH RESULTS
TWANGIZA PROJECT
OCT 2006

Figure 6

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

N
125°/57°
318°/69°
W
E
94°/56°
37° @ 120 °
Anticlinal
fold axis
S

BANRO CORPORATION	STEREONET PLOT OF POLES TO BEDDING FROM TWANGIZA WORKINGS. EQUAL ANGLE PROJECTION – (55 POLES)	OCT 2006 Figure 7

N
180°/79°
178°/42°
W
E
S

BANRO CORPORATION	STEREONET PLOT OF POLES TO BEDDING FROM LUKUNGURHI WORKINGS. EQUAL ANGLE PROJECTION - (13 POLES)	OCT 2006 Figure 8

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

N
81°/71°
W
E
1
2
103°/58°
S

BANRO CORPORATION	STEREONET PLOT OF POLES TO LIMONITE-QUARTZ VEIN FROM THE LUKUNGURHI WORKINGS. EQUAL ANGLE PROJECTION –(20 POLES)	OCT 2006 Figure 9

N
22°/343°
Anticlinal fold axis
170°/63°
334°/70°
W
E
1
2
3
164°/81°
S

BANRO CORPORATION	STEREONET PLOT OF POLES TO BEDDING FROM KASHEGESHE WORKINGS. EQUAL ANGLE PROJECTION (23 POLES)	OCT 2006 Figure 10

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

N
W
E
S
196°/72°
1

BANRO CORPORATION	STEREONET PLOT OF POLES TO BEDDING FROM MUHONA WORKINGS. EQUAL ANGLE PROJECTION – (8 POLES)	OCT 2006 Figure 11

N
W
E
S
46°/50°
1

BANRO CORPORATION	STEREONET PLOT OF POLES TO QUARTZ VEINS FROM MUHONA WORKINGS. EQUAL ANGLE PROJECTION – (10 POLES)	OCT 2006 Figure 12

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Figure 14: Scatter Plot – SGS vs. Genalysis (Au <1.0 g/t)

Figure 15: Scatter Plot – SGS vs. Genalysis (Au >1.0 g/t)

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Figure 16: Performance Chart of Blank Samples

Banro Corporation - Twangiza Mining sarl	NI 43-101 TECHNCAL REPORT

Appendix I

Histograms, Log Histogram, Cummulative Frequency Log Probability Graphs

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
Au = ADIT DATA
Min: 0.01
Max: 157.7
UNIVARIATE STATISTICS
FREQUENCY %
GRADE
LOG GRADE
PROBABILITY

Adit samples

HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
TRENCH DATA
UNIVARIATE STATISTICS
Truncation
Lower
Upper
FREQUENCY %
GRADE
FREQUENCY %
LOG GRADE
GRADE
PROBABILITY
DATAMINE

All trench samples

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
Min: 0.01
Max: 510.28
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
Var : 16.79
CoV : 4.31
FREQUENCY %
GRADE
Log Variance: 4
Log Est Mean: 1.35
LOG GRADE
PROBABILITY
DATAMINE

1997/98 Diamond drill samples

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY
FREQUENCY %

New diamond drill samples

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
n : 7751
Mean: 1.71
GRADE
Log Variance: 4.02
LOG GRADE
GRADE
PROBABILITY
DATAMINE

All transition samples

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
No. of samples: 3672
UNIVARIATE STATISTICS
Lower : 0.01
n : 3672
Mean: 1.08
FREQUENCY %
GRADE
LOG GRADE
PROBABILITY
DATAMINE

All sulphide samples

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
No. of samples: 33446
UNIVARIATE STATISTICS
GRADE
LOG GRADE
PROBABILITY
GRADE

Combined data

TWANGIZA PROJECT
UNIVARIATE STATISTICS
GRADE
LOG GRADE
FREQUENCY %
PROBABILITY
DATAMINE

All selected samples

HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Var : 17.32
CoV : 1.4
GRADE
Log Variance: 2.04
LOG GRADE
PROBABILITY

All composite samples

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
AU : Domain1 Samples
No. of samples: 43 Min: 0.01 Max: 10.0
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
Upper : 1000
n : 43
Mean: 1.35
Var : 4.01
CoV : 1.49
FREQUENCY %
GRADE
Log Variance: 2.33
Log Est Mean: 1.75
LOG GRADE
0.01
0.1
1
10
100
1000
PROBABILITY
DATAMINE
Geology Resource Evaluation Section
Domain 1 composite

IWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
Upper : 1000
Var : 23.54
CoV : 1.71
GRADE
LOG GRADE
GRADE
PROBABILITY
DATAMINE
Geology Resource Evaluation Section

Domain 2 composite

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
Upper : 1000
n : 947
Mean : 0.66
Var : 1.81
CoV : 2.04
FREQUENCY %
GRADE
LOG GRADE
PROBABILITY
Domain 3 composite

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
Upper : 1000
n : 11
Mean : 0.95
FREQUENCY %
GRADE
Log Variance: 0.37
LOG GRADE
PROBABILITY
DATAMINE
Geology Resource Evaluation Section

Domain 4 composite

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
FREQUENCY %
GRADE
LOG GRADE
PROBABILITY
DATAMINE

Domain 5 composite

TWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
No. of samples: 21
UNIVARIATE STATISTICS
Truncation
Lower = 0.01
n = 21
FREQUENCY %
GRADE
LOG GRADE
PROBABILITY
DATAMINE

Domain 6 composite

TWANGIZA PROJECT
HISTOGRAM — LOG HISTOGRAM — CUM. FREQ. LOG PROBABILITY GRAPH
AU : Domain7 Samples
No. of samples: 58 Min: 0.03 Max: 4.34
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
Upper : 999
n = 58
Mean: 0.77
Var : 0.73
CoV : 1.11
FREQUENCY %
GRADE
Log variance: 1.3
Log Est Mean: 0.84
LOG GRADE
PROBABILITY
DATAMINE Filename : ST206

Domain 7 composite

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
LOG GRADE
PROBABILITY
DATAMINE

Domain 8 composite

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
FREQUENCY %
GRADE
LOG GRADE
PROBABILITY
DATAMINE

Selected oxide samples

IWANGIZA PROJECT
HISTOGRAM – LOG HISTOGRAM – CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
Upper : 999
Var : 18.07
CoV : 1.21
FREQUENCY %
GRADE
Log Variance: 1.79
Log Est Mean: 4.34
LOG GRADE
PROBABILITY
DATAMINE

Selected oxide composite

TWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
Au : TRANSITION Samples
No. of samples: 3006 Min: 0.01 Max: 166.71
UNIVARIATE STATISTICS
Truncation
Lower : 0.01
n : 3005
Mean: 2.53
Var : 31.02
CoV : 2.12
FREQUENCY %
GRADE
Log Variance: 2.2
Log Est Mean: 3.23
LOG GRADE
PROBABILITY
DATAMINE

Selected transition composite

IWANGIZA PROJECT
HISTOGRAM - LOG HISTOGRAM - CUM. FREQ. LOG PROBABILITY GRAPH
UNIVARIATE STATISTICS
LOG GRADE
PROBABILITY
DATAMINE
Geology Resource Evaluation Section

Selected sulphide composite

Appendix II

Geostatistical semi-variograms and parameters

VARIOGRAM
DISTANCE
Azi / Dip
160.0 / 0.0
S2
S1

Variogram Grade: Au

2 Structure Isotropic Model Nugget = 4.2

Structure	Range	C Value	Sill
1	[illegible]	11.3	15.5
2	72.4	4.3	19.8

2 Structure semi-variogram model for oxide upper transition material: Strike

VARIOGRAM
DISTANCE
Azi / Dip
250.0 / 75.0
S2
S1
20
15
10
50
100
150
200

Variogram Grade: AU

2 Structure Isotropic Model. Nugget = 4.2

Structure	Range	C Value	Sill
	28.0	11.3	15.5
2	[illegible]	4.6	20.1

2 Structure semi-variogram model for oxide – upper transition material: Down-dip

VARIOGRAM
DISTANCE
0.0
0.5
1.0
1.5
2.0
0
50
100
150
200
250
300
S1
S2
Azi / Dip
160.0 / 0.0

Log Variogram Grade: AU

2 Structure	Spherical Model,	Nugget	0.53
Structure	Range	C Value	Sill
1	33.7	0.58	1.12
2	118.[illegible]	0.77	1.89

2 Structure semi-variogram model for oxide – upper transition material, lognormal transform: Strike direction

VARIOGRAM
DISTANCE
Azi / Dip
250.0 / 75.0
S1
S2
0.0
0.5
1.0
1.5
2.0
2.5
3.0
0
50
100
150
200

Log Variogram Grade: Au

2 Structure Isotropic Model.		Nugget =	0.56
Structure	Range	C Value	Sill
1	43.2	0.56	1.12
2	81.2	0.64	1.76

2 Structure semi-variogram model for oxide – upper transition material, Lognormal transform: Strike direction

VARIOGRAM
DISTANCE
0
5
10
15
0
25
50
75
100
125
150
S1
S2
Azi / Dip
160.0 / 0.0

Variogram Oxide: Au

2 Structure Isotropic Model			Nugget = 8.3
Structure	Range	C Value	Sill
1	32.2	4.2	12.5
2	63.5	3.0	15.5

2 Structure semi-variogram model for oxide material: strike

VARIOGRAM
DISTANCE
Azi / Dip
150.0 / 0.0
S 1
S 2

Variogram Grade: Au

2 Structure Isotropic Model. Nugget. 1.0

Structure	Range	C Value	Sill
1	15.9	9.0	10.1
2	58.4	5.4	15.5

2 Structure semi-variogram model for zone2: strike

VARIOGRAM
0.0
2.5
5.0
7.5
10.0
12.5
15.0
10
20
30
40
50
DISTANCE
D
D
S2
S1
Azi / Dip
70.0 / 0.0

Variogram		Grade: AU	
2 Structure	Isotropic Model.	Nugget	1.0
Structure	Range	C Value	Sill
1	4.8	6.7	7.7
2	17.[illegible]	6.3	14.0

2 Structure semi-variogram model for oxide material: cross-strucure

AU
FROM
TO
TWANGIZA MINING SARL
MBWEGA DEPOSIT
BLOCK MODEL

TWANGIZA MINING SARL
MBWECA DEPOSIT
BLOCK MODEL
2250 mRL

TWANG ZA M NING SAR_
MBWEGA DEPOSIT
BLOCK MODEL
2300 mRL

TWANGIZA MINING SARL
MBWEGA DEPOSIT
BLOCK MODEL
SECTION 2
2200
2000
1800
1600

TWANGIZA MINING SARL
MBWEGA DEPOSIT
BLOCK MODEL
SECTION 9
2200
2000
1800
1600

TWANGIZA MINING SARL
MBWEGA DEPOSIT
BLOCK MODEL
SECTION 7

TWANGIZA MINING SAR
MBWEGA DEPOSIT
BLOCK MODEL
SECTION 10
2000
1800

TWANGIZA MINING SARL
MBWEGA DEPOSIT
BLOCK MODEL
SECTION 11